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Exhibit 99.(a)(1)(c)(c)

AMENDMENT TO THE SUMMARY OF TERMS OF THE OFFER
TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK

The Summary of Terms is hereby amended and supplemented as follows:

        1.     The question and the first paragraph of the response to Question 4 of the Summary of Terms is amended to read, in its entirety, as follows:

          "What if my employment at Synopsys ends between the Expiration Date of this Offer and the Grant Date?

          If you surrender your Eligible Options for exchange you must remain an employee through the Grant Date to receive the New Options. In addition, if you are not an employee on the Grant Date of the New Options, you will not have a right to the Eligible Options that you surrendered for exchange. (See Section 1 of the Offer to Exchange.) It is anticipated that the New Options will be granted on June 23, 2005, one day following the close of the Offer."

        2.     The response to Question 20 of the Summary of Terms is amended to read, in its entirety, as follows:

          "The New Options will be granted on the Grant Date, which is currently anticipated to be June 23, 2005, although for administrative processing reasons, you may not receive notice of your new stock option grant for up to three weeks following the Grant Date (See Section 5 of the Offer to Exchange). Promptly following the Expiration Date, we will confirm that your election to exchange your Eligible Options has been duly made and recorded. The Board of Directors retains the discretion to determine the Grant Date. (See Section 1 of the Offer to Exchange.)"

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  Exhibit 99.(a)(1)(c)(c)
AMENDMENT TO THE SUMMARY OF TERMS OF THE OFFER TO EXCHANGE OUTSTANDING OPTIONS TO PURCHASE COMMON STOCK